EXHIBIT Y

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s annual report for 2003 on Form 18-K filed with the SEC on June 30, 2004, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

Recent Political Developments

On August 18, 2004, the Brazilian Federal Supreme Court upheld the constitutionality of an 11% tax on retired civil servants’ pensions. However, the Supreme Court raised the level above which all pensions would be taxed to R$2,508 (which is the ceiling for retirement payments under the general social security system) per month from R$1,505 per month in the case of federal retirees and R$1,254 per month in the case of State and municipal retirees. The new threshold amount will continue to be indexed to the minimum wage. The tax was among the pension reform measures adopted in December 2003 by Constitutional Amendment No. 41 dated December 19, 2003.

On December 8, 2004, the Senate approved Provisional Measure No. 207 dated August 13, 2004, which elevated the Governor of the Central Bank to ministerial status. As a result of such ministerial status, the Governor of the Central Bank can only be tried by the Federal Supreme Court. The Chamber of Deputies had already approved the legislation on November 30, 2004. Provisional Measure No. 207 has been enacted as Law No. 11,036 dated December 22, 2004.

On December 12, 2004, the Brazilian Democratic Movement Party (PMDB) voted to leave President da Silva’s coalition and to support its own candidate for Brazil’s 2006 presidential election. Certain pro-government members of the PMDB—including two members of President da Silva’s cabinet and 19 of the party’s 22 senators—have said that they would ignore the party’s decision to leave the coalition. The PMDB’s move followed a decision by the smaller Popular Socialist Party (PPS) on December 11, 2004 to leave President da Silva’s coalition.

On December 30, 2004, President da Silva sanctioned Law No. 11,079, which provides for the formation of two types of “public-private partnerships” or “PPPs”: (i) contracts for concessions of public works or utility services under which private party concessionaires receive payments from a public sector entity in addition to tariffs charged to end-users and (ii) contracts for rendering of services under which a public sector entity is the end-user. PPP contracts must be worth at least R$20 million and provide for a service period of between five and thirty-five years, including extensions of the term. All such contracts can only be awarded through a public bidding process. Because the concessionaires will only begin to receive payments when the services under the PPP contract are provided, the private parties will have to obtain private financing for the construction of the facility that is to provide the services under the contract. Law No. 11,079 permits payments from the public sector entity to be made directly to the contractor’s creditors, thereby reducing the creditors’ overall credit risk. The federal PPP program is to be overseen by a management committee appointed by the Ministry of Planning, Budget and Management, the Ministry of Finance and the Office of the Chief of Staff (Casa Civil da Presidência da República). The management committee is charged with selecting the projects for and regulating the federal PPP program. Law No. 11,079 further permits the federal Government to allocate up to R$6 billion to a PPP Guarantee Fund (Fundo Garantidor de Parcerias Público-Privadas, or FGP). On May 30, 2005, the Planning, Budget and Management Ministry announced that it had prepared a list of ten projects to be presented to the private sector as possible PPPs. The Government expects to announce the first six projects, which are all related to the transportation infrastructure, by November 30, 2005.

On February 9, 2005, President da Silva sanctioned a bankruptcy law that had been under consideration by the Congress for ten years, as well as changes to the tax code. The new bankruptcy law, Law No. 11,101, which became effective on June 9, 2005, among other things, (i) places a cap equal to 150 times the minimum monthly salary on claims in bankruptcy proceedings by employees for such items as unpaid wages, unused vacation time and the 40% penalty for unjust dismissals; (ii) gives secured credits (such as those held by banks) priority over tax claims in bankruptcy proceedings; and (iii) ends a “succession” doctrine that makes a purchaser of assets from a bankrupt company or from a company under judicial reorganization responsible for certain of the insolvent company’s tax and social security obligations as a consequence of the acquisition, and, in the case of a company under bankruptcy proceedings, the debtor’s labor claims.

In February 2005, Severino José Cavalcanti Ferreira, a Deputy in the Progressive Party (PP), defeated the Workers Party’s candidate in an election for president of the Chamber of Deputies. Although the PP is a member of President da Silva’s coalition, Mr. Cavalcanti has in the past criticized certain elements of the Government’s economic and social agenda. The leadership change in the Chamber of Deputies might, therefore, make it more difficult for the Government to obtain legislative approval of certain of its proposed reforms.

On February 22, 2005, the Government announced a pilot program for selected investments endorsed by the International Monetary Fund, or IMF. The program contemplates the expenditure of approximately R$2.8 billion per year over three years (2005-2007) for infrastructure and other public projects that have the potential to provide macroeconomic and fiscal benefits in the medium term. During 2005, the Government intends to spend approximately R$2.1 billion on the construction and maintenance of roads as part of this pilot project.

On March 18, 2005, the Chamber of Deputies approved in a second round of voting an amended bill relating to social security reform. The original version of this bill had been approved by the Senate in December 2003. See “The Brazilian Economy—Social Security”. The Senate’s version of the bill was amended to provide, among other things, that benefits payable to retired civil servants are to increase at the same rate as the salaries paid to active civil servants and that the contribution payable by disabled retired civil servants is to be 11% of the amount by which the civil servant’s pension exceeds R$4,800 per month, effective December 31, 2003. To become effective, the amended bill will need to be approved by the Senate in two rounds of voting.

On May 25, 2005, a joint session of the National Congress approved the formation of a parliamentary commission of inquiry (CPI) to examine charges of corruption in the postal service. The vote to form the CPI came after the release by a news magazine of a video recording of the former head of the postal service’s procurement and inventories management department appearing to accept a bribe and stating that he represented a government-allied political party, later identified as the Brazilian Labor Party (PTB). A weekly news magazine also reported that the president of the Brazilian Reinsurance Institute (IRB) had been recorded stating that the IRB has been transferring R$400,000 per month to the PTB.

On June 6, 2005, a daily newspaper in São Paulo reported that Roberto Jefferson, the head of the PTB had alleged that the Workers Party had paid certain Congressmen US$12,000 per month for their support in Congress. Mr. Jefferson further alleged the payments had continued, even after he had informed Cabinet Chief José Dirceu and Finance Minister Antônio Palocci. According to Mr. Jefferson, the payments stopped only after he had informed President da Silva of such payments. Mr. Jefferson stated that President da Silva had been previously unaware of such payments but alleged that certain senior officials of the Workers Party had overseen such payments. The Workers Party has denied the allegations. Testifying before the Congressional ethics committee on June 14, 2005, Mr. Jefferson admitted that he had no evidence to support any of his accusations. Mr. Jefferson and certain members of his party are the focus of the CPI investigation on corruption in the postal service and the Brazilian Reinsurance Institute. On June 14, 2005, the President of the National Congress received a formal request signed by 205 deputies and 41 senators for the installation of a parliamentary commission of inquiry (CPI) to examine the accusations made by Mr. Jefferson. On June 16, 2005, Mr. Dirceu resigned from his position as Cabinet Chief.

Balance of Payments; Foreign Trade; International Reserves

In 2004, Brazil registered a trade surplus of approximately US$33.7 billion versus a trade surplus of approximately US$24.8 billion in 2003. Exports in 2004 totaled US$96.5 billion, a 32.0% increase over 2003. Imports in 2004 totaled US$62.8 billion, a 30.0% increase from the US$48.3 billion recorded in 2003. The improvement in the trade balance during 2004 resulted in a current account surplus of approximately US$11.7 billion (or 1.9% of GDP), compared to a surplus of approximately US$4.2 billion in 2003 (or 0.8% of GDP). The accumulated balance of payments surplus was approximately US$2.2 billion in 2004, compared with an accumulated US$8.5 billion balance of payments surplus in 2003.

During the first five months of 2005, Brazil registered an accumulated trade surplus of approximately US$15.6 billion, versus an accumulated trade surplus of approximately US$11.2 billion for the corresponding period in 2004. Exports for the first five months of 2005 totaled US$43.5 billion, a 27.9% increase over the corresponding period of 2004, while imports totaled US$27.8 billion, a 22.2% increase from the US$22.8 billion recorded for the corresponding period in 2004. The improvement in the trade balance during the first five months of 2005 resulted in an accumulated current account surplus of approximately US$4.1 billion, compared to an accumulated surplus of approximately US$2.3 billion for the corresponding period in 2004. The accumulated balance of payments surplus was approximately US$10.1 billion for the first five months of 2005 compared to an accumulated surplus of approximately US$2.2 billion for the corresponding period in 2004.

Brazil’s international reserves (which include gold and foreign exchange holdings) totaled US$37.8 billion on December 31, 2002, US$49.3 billion on December 31, 2003, US$52.9 billion on December 31, 2004 and US$60.7 billion on May 31, 2005. The increase in reserves during the first five months of 2005 is attributable in part to net purchases during that period by the Central Bank of an aggregate of US$10.2 billion in U.S. dollars in the domestic foreign exchange market to increase international reserves and to the completion by Brazil of four bond offerings in the international markets during the first five months of 2005 totaling US$3.4 billion. See “—Public Debt” below.

Gross Domestic Product

Gross domestic product (“GDP”) growth in 2004 reached 4.9% relative to 2003, the highest annual growth level recorded since 1994. Production in the industrial, agricultural and service sectors rose 6.2%, 5.3% and 3.3%, respectively, in 2004 relative to 2003. Household consumption rose 4.3% in 2004 relative to 2003, and investments in manufacturing plants, machinery and capital equipment rose by 10.9% in 2004 relative to 2003.

Brazil’s GDP grew by 2.9% during the first quarter of 2005, relative to the corresponding period of 2004. The agricultural, industrial and services sectors increased 4.2%, 3.1% and 2.0%, respectively, during the first quarter of 2005 relative to the corresponding period of the previous year. With respect to demand, the largest contributors were household consumption and investments in manufacturing plants, machinery and capital equipment, which rose 3.1% and 2.3%, respectively, during the first quarter of 2005 relative to the corresponding period of 2004. During the first quarter of 2005, GDP grew 0.3% relative to the immediately preceding quarter. Growth in the agricultural sector rose 2.6% during the first quarter of 2005 relative to the immediately preceding quarter. Production in the industrial and services sectors declined 1.0% and 0.2%, respectively, during the first quarter of 2005 relative to the immediately preceding quarter. Household consumption fell 0.6% during the first quarter of 2005 relative to the immediately preceding quarter, and investments in manufacturing plants, machinery and capital equipment fell 3.0% relative to the immediately preceding quarter.

In November 2004, the Brazilian Institute for Geography and Statistics also revised its preliminary estimate of GDP growth during 2003 to 0.5% from a decline of 0.2%. Growth in 2003 was greatest in the agricultural sector, which rose 4.5%. Production in the services sector rose 0.6%, while the industrial sector was flat.

Prices

The broad consumer rate index, or IPCA, rose 12.5% in 2002, 9.3% in 2003, 7.6% in 2004 and 8.1% in the twelve-month period ended May 31, 2005.

The inflation rate (as measured by GPI-DS) rose 26.4% in 2002, 7.7% in 2003, 12.1% in 2004 and 8.4% in the twelve-month period ended May 31, 2005.

Foreign Exchange

The real-dollar exchange rate (sell side), as published by the Central Bank, was R$3.5333 to US$1.00 on December 31, 2002, R$2.8892 to US$1.00 on December 31, 2003, R$2.6544 to US$1.00 on December 31, 2004 and R$2.4038 to US$1.00 on May 31, 2005.

On November 24, 2004, the Central Bank announced that the Brazilian Treasury intends to purchase up to US$3 billion in the foreign exchange market through June 2005 for payments in respect of the Government’s external debt.

On February 2, 2005, the Central Bank began to offer swaps that were the reverse of those that the Central Bank had previously been offering. Under the new inverted swaps, the Central Bank is to make taxa Over/Selic payments in exchange for U.S. dollar payments. Between February 2, 2005 and March 9, 2005, the Central Bank sold approximately US$8.7 billion in notional amount of such swaps. The Central Bank has not sold such swaps since March 9, 2005.

Prior to March 14, 2005, there were two foreign exchange markets in Brazil: the commercial exchange market, on which most trade and financial transactions were conducted and for which Central Bank approval was generally required, and a floating exchange market (known as the “tourism dollar” market) for which Central Bank approval was not required. The Government’s adoption of a floating foreign exchange rate regime in early 1999 produced the unification, as of February 1, 1999, of exchange positions of the Brazilian financial institutions in the commercial exchange market and the floating exchange market, leading to a convergence in the pricing and liquidity of both markets. See “Balance of Payments and Foreign Trade—Foreign Exchange Rates and Exchange Controls”. Two National Monetary Council resolutions issued on March 4, 2005, Nos. 3,265 and 3,266, introduced several key reforms, including (i) the merger of the commercial and floating rate foreign exchange markets into a single foreign currency market, (ii) provisions permitting foreign currency transfers to be made directly through the foreign exchange market rather than exclusively through accounts of foreign financial institutions in Brazil (CC5 accounts), and (iii) an extension to 210 days from 180 days in the period of time that exporters may maintain in accounts outside of Brazil the proceeds of exports of goods and services.

Employment

After declining from 13.1% in April 2004 to 9.6% in December 2004, the unemployment rate in Brazil’s six largest metropolitan areas rose to 10.8% in April 2005.

On April 20, 2005, President da Silva issued Provisional Measure No. 248, which raised Brazil’s minimum monthly salary by 15.4% to R$300 from R$260, effective May 1, 2005.

Telecommunications Services

On June 30, 2004, the Supreme Judicial Court, an appellate court in Brazil, overturned a lower court ruling that had required that the IPCA inflation index be used for purposes of the annual inflation adjustment for fixed line telephone service in 2003. The appellate court affirmed the decision of the National Telecommunications Agency (Agência Nacional de Telecomunicações or ANATEL) to use the contractually prescribed GPI-DS index for purposes of the annual adjustment for 2003. This decision would have permitted fixed-line telecommunication service providers to increase 2004 rates by as much as ten or eleven percentage points above the 6.89% adjustment approved by ANATEL for 2004. The amount of the increase to reflect the appellate court’s decision was subject to negotiations between ANATEL and the various fixed-line telecommunications service providers. On August 13, 2004, the Government announced that it would permit fixed-line telecommunications service providers to increase their 2004 rates by up to 8.7% in two installments, in September 2004 and November 2004.

On June 10, 2005, ANATEL approved an increase in the rates charged by fixed-line telecommunication service providers (other than Telemar, which did not participate in the initial negotiation conducted with ANATEL) for local calls made from fixed-line telephones to mobile telephones of up to 7.99%.

Foreign Investment

In 2004, net foreign direct investment totaled approximately US$18.2 billion, compared with approximately US$10.1 billion of such investment registered in 2003.

During the first five months of 2005, net foreign direct investment totaled approximately US$7.2 billion, compared with approximately US$3.3 billion of such investment registered during the corresponding period in 2004.

Monetary Policy

Between February 19, 2003 and April 14, 2004, the Central Bank reduced the Over/Selic rate target from 26.5% to 16%. In an effort to manage inflationary expectations, the Central Bank increased its Over/Selic rate target from 16% to 16.25% on September 15, 2004, 16.75% on October 20, 2004, 17.25% on November 17, 2004, 17.75% on December 15, 2004, 18.25% on January 19, 2005, 18.75% on February 16, 2005, 19.25% on March 16, 2005, 19.5% on April 20, 2005 and 19.75% on May 18, 2005. The Over/Selic rate target was left unchanged on June 15, 2005.

In September 2004, the Central Bank announced that its monetary policy would be conducted to pursue a 5.1% inflation objective in 2005. The objective differs from the 4.5% target established by the National Monetary Council for 2005. The Central Bank’s higher objective is intended to account for the continuing effects of accelerated inflation in 2004.

Public Finance

In 2004, Brazil’s consolidated public sector primary surplus was R$81.1 billion (4.6% of GDP), compared with the R$66.2 billion (4.3% of GDP) consolidated public sector primary surplus in 2003. The consolidated public sector nominal deficit in 2004 was R$47.1 billion (2.7% of GDP), compared with the R$79.0 billion (5.1% of GDP) consolidated public sector nominal deficit in 2003.

During the four-month period ended April 30, 2005, Brazil’s accumulated consolidated public sector primary surplus was R$44.0 billion (7.3% of GDP), compared with the R$32.4 billion (6.1% of GDP) consolidated public sector primary surplus for the corresponding period in 2004. The accumulated consolidated public sector nominal deficit for the four-month period ended April 30, 2005 was R$7.2 billion (1.2% of GDP), compared with the R$8.8 billion (1.7% of GDP) consolidated public sector nominal deficit for the corresponding period in 2004.

To promote greater fixed investment, on August 6, 2004, President da Silva issued Decree No. 5,173, which reduces the industrialized products tax (IPI) on capital goods from 3.5% to 2% and increases the number of goods exempt from the tax. On August 6, 2004, President da Silva also issued Decree No. 5,172, which will gradually reduce and eventually eliminate the 7% tax on health and personal insurance plans.

On August 6, 2004, President da Silva issued Provisional Measure No. 206, which is intended to promote long-term domestic savings. The provisional measure introduced a sliding scale, effective January 1, 2005, for taxation of capital gains from fixed-income investments ranging from 22.5% for those held up to six months to 15% for those held for more than two years. The legislation would also reduce the capital gains tax on equity investments to 15% from 20%. Provisional Measure No. 206 was enacted as Law No. 11,033 dated December 21, 2004.

On August 29, 2004, President da Silva issued Provisional Measure No. 209, also intended to promote long-term domestic savings. The provisional measure introduces, as of January 1, 2005, a set of graduated tax rates for certain pension fund, life insurance and other pre-funded investment schemes based on the length of time the investor holds such investments. The tax rates vary from 35% for investments held for less than two years to 10% for investments held for more than ten years. By holding such investments for more than ten years, an investor would be able to reduce the taxation on the earnings received in respect of such investments, i.e., at rates below the 15% to 27.5% rates assessed on ordinary income. Provisional Measure No. 209 was enacted as Law No. 11,053 dated December 29, 2004.

On September 22, 2004, the Government announced that it had raised its primary surplus target for 2004 to 4.5% of GDP from 4.25% of GDP. The Government maintained its 2005 primary surplus target of 4.25% of GDP.

On December 29, 2004, Brazil’s Congress approved the Government’s budget for 2005 in a joint session of the Chamber of Deputies and the Senate. The budget forecasts revenues of R$482.5 billion and expenditures of R$435.1 billion. The budget assumes real GDP growth of 4.32% and an inflation rate (as measured by IPCA) of 5.9% in 2005. However, the Planning Minister announced on February 25, 2005 that the Government would reduce budgeted 2005 expenditures by R$15.9 billion. The reduction is intended to compensate for a projected R$10.8 billion reduction in budgeted revenues.

On April 15, 2005, the Government submitted its proposed budget directives law (Lei de Diretrizes Orçamentárias) for 2006 to Congress for its consideration. The proposed legislation provides that tax revenues administered by the Federal Revenue Secretariat are not to exceed 16% of GDP and that non-financial current expenditures are not to exceed 17% of GDP. The consolidated primary surplus target for 2006 in the proposed legislation is 4.25% of GDP.

Public Debt

Brazil’s net public sector debt stood at R$956.7 billion (or 50.1% of GDP) on April 30, 2005, compared with US$957.0 billion (or 51.6% of GDP) on December 31, 2004. On April 30, 2005, Brazil’s consolidated net public sector external debt was R$102.0 billion (or 5.4% of GDP).

On April 30, 2005, Brazil’s U.S. dollar-indexed federal domestic securities debt totaled approximately R$34.5 billion (4.0% of all federal domestic debt securities). By contrast, the aggregate principal amount of the federal domestic debt securities indexed to the Over/Selic rate rose from R$449.0 billion (61.4% of all federal domestic debt securities) on December 31, 2003 to R$463.0 billion (57.1% of all federal domestic debt securities) on December 31, 2004 and R$517.0 billion (59.2% of all federal domestic debt securities on April 30, 2005, while fixed rate federal domestic debt securities increased from R$104.6 billion (14.3% of all federal domestic debt securities) on December 31, 2003 to R$184.8 billion (22.8% of all federal domestic debt securities) on December 31, 2004 and R$199.1 billion (22.8% of all federal domestic debt securities) on April 30, 2005.

In April 2005, the average tenor of Brazil’s federal domestic debt securities was 27.9 months, a reduction from the average tenor of 33.2 months in December 2002 and 31.3 months in December 2003. In 2003 and 2004, Brazil’s effort to reduce its vulnerability to external shocks by increasing its issuance of federal domestic fixed-rate debt securities contributed to a further reduction of the average maturity of the Republic’s domestic debt securities, because Brazil’s fixed-rate federal domestic debt securities tend to be short-term securities. For a description of certain external shocks to which Brazil has been subject, see

“The Brazilian Economy—Recent Economic Events and Policies”. Of the R$873.8 billion in federal domestic debt securities outstanding on April 30, 2005, 42.9% were scheduled to mature on or before April 30, 2006.

On March 28, 2005, the IMF announced that it had completed its tenth and final review of Brazil’s performance under the standby facility approved on September 6, 2002 and that the Brazilian Government had decided not to request IMF support under a successor arrangement. The standby facility expired on March 31, 2005. As of March 31, 2005, the Republic had made purchases totaling 17.2 billion in special drawing rights or SDRs (approximately US$25.9 billion) under the standby facility.

On November 16, 2004, the Brazilian Senate adopted Senate Resolution No. 20 dated November 16, 2004, which authorizes, among other things, (i) the issuance abroad of debt securities denominated in reais or a foreign currency and (ii) liability management through repurchases, exchanges and other transactions, including financial derivatives, in each case pursuant to the National Treasury’s Program of Securities Issuance and Management of Liabilities Abroad. The National Treasury is permitted to issue up to an aggregate of US$75 billion under this program. The proceeds of the sale of securities under this program are required to be applied to the payment of the National Treasury’s federal public debt.

Since the filing of its annual report for 2003 on Form 18-K on June 30, 2004, Brazil has completed:

•	an offering of US$750 million aggregate principal amount of its 10.5% Global Bonds due 2014 on July 14, 2004;

•	an offering of €750 million aggregate principal amount of its 8.50% Notes due 2012 on September 24, 2004;

•	an offering of an additional €250 million aggregate principal amount of its 8.50% Notes due 2012 on September 30, 2004;

•	an offering of US$1 billion aggregate principal amount of its 8.875% Global Bonds due 2019 on October 14, 2004;

•	an offering of US$500 million aggregate principal amount of its 10.5% Global Bonds due 2014 on December 8, 2004;

•	an offering of €500 million aggregate principal amount of its 7.375% Global Bonds due 2015 on February 3, 2005;

•	an offering of US$1.25 billion aggregate principal amount of its 8.75% Global Bonds due 2025 on February 4, 2005;

•	an offering of US$1 billion aggregate principal amount of its 7.875% Global Bonds due 2015 on March 7, 2005;

•	an offering of US$500 million aggregate principal amount of its 8.875% Global Bonds due 2019 on May 17, 2005;

•	an offering of US$500 million aggregate principal amount of its 8.25% Global Bonds due 2034 on June 2, 2005; and

•	an offering of US$600 million aggregate principal amount of its 7.875% Global Bonds due 2015 on June 27, 2005.

Judicial Reform

In November 2004, Congress approved Constitutional Amendment No. 45 dated December 8, 2004, a set of reforms intended to improve the efficiency of the judicial system. Constitutional Amendment No. 45, among other things, amends Articles 102 and 105 of Brazil’s Constitution to provide that the Superior Court of Justice, and not the Federal Supreme Court, is to determine whether foreign judgments and foreign arbitral awards are enforceable in Brazil. The enforcement by a Brazilian court of a foreign arbitral award is subject to the recognition of such award by the Superior Court of Justice. The Superior Court of Justice will recognize such an award if all of the required formalities are observed and the award does not contravene Brazilian national sovereignty, public policy and “good morals”. Under Article 100 (formerly Article 67) of the Civil Code of Brazil, the public property of the Republic located in Brazil is not subject to execution or attachment, either prior to or after judgment. The execution of an arbitral award against the Republic in Brazil is only available in accordance with the procedures set forth in Article 730 et seq. of the Brazilian Civil Procedure Code, which envisions the registration of the recognized award for inclusion in the budget for payment in a subsequent fiscal year of the Republic.

Other reforms introduced by Constitutional Amendment No. 45 include: (i) the right of all parties to a judicial process of reasonable duration and to the means necessary to attain it; (ii) the submission by Brazil to the jurisdiction of the International Criminal Court, the governing statute of which was ratified by Brazil in June 2002; (iii) a provision barring a retired or removed judge from practicing, for a period of three years, before the court in which he or she sat; (iv) a rule providing that decisions of the Federal Supreme Court on the merits of lawsuits challenging the constitutionality of certain acts (ações diretas de inconstitucionalidade and ações declaratórias de constitucionalidade) constitute binding precedents for the lower courts and the direct and indirect administration; (v) a rule providing that the Federal Supreme Court may issue summary legal principles (súmulas) that are binding on the lower courts and the direct and indirect administration; (vi) the establishment of a fifteen-member National Council of Justice (Conselho Nacional de Justiça) to oversee the administrative and fiscal management of the judiciary; and (vii) the establishment of a fourteen-member National Council of the Public Ministry (Conselho Nacional do Ministério Público) to oversee the administrative and fiscal management of the public prosecution service.